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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            IVIVI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                   46589F 10 8
                                 (CUSIP Number)

                                Andre' A. DiMino
                         c/o ADM Tronics Unlimited, Inc.
                              224-S Pegasus Avenue
                               Northvale, NJ 07647
                                 (201)-767-6040
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46589F 10 8

________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     ADM Tronics Unlimited, Inc.
             22-1896032
________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [_]
     Not Applicable                                              (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): WC



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: Delaware



________________________________________________________________________________
               7    Sole Voting Power

  Number of         3,250,000

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    0
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         3,250,000

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,250,000

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     34.8%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     CO

________________________________________________________________________________

Item 1. Security and Issuer

                  This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 224-S Pegasus Avenue, Northvale, NJ 07647.

Item 2. Identity and Background

                  This Schedule 13D is being filed by ADM Tronics Unlimited, Inc. ("ADM"). ADM is a New Jersey corporation. ADM's principal business is the development and manufacture of chemical products and non-invasive medical devices. The principal executive offices of ADM are located at 224-S Pegasus Avenue, Northvale, NJ 07647. Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of
Schedule 13D for each executive officer and director of ADM as of the date hereof.

                  During the past five years, neither ADM, nor to ADM's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither ADM, nor to ADM's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  All funds used to purchase the Common Stock of the Company set forth herein on behalf of ADM have come directly from the assets of ADM. The shares of Common Stock purchased by ADM were an original issuance of shares of the Company for which ADM paid an aggregate of $1,000. The shares of Common Stock reported and/or included in this Schedule 13D were shares originally issued upon formation of the Company.

Item 4. Purpose of Transaction

                  ADM acquired the shares of Common Stock referred to in Item 5 for investment purposes. ADM does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

                  (a)-(b) Based upon the information set forth in the Company's Registration Statement on Form SB-2 (File No. 333-122768), there were 9,333,819 shares of Common Stock issued and outstanding as of October 24, 2006. As of October 24, 2006, ADM has the power to vote and direct the disposition of 3,250,000 shares of Common Stock. Thus, as of October 24, 2006, for the purposes of Reg. Section 240.13d-3, ADM may be deemed to beneficially own 3,250,000 shares, or 34.8% of the Common Stock deemed issued and outstanding as of that date.

                  For all other persons listed in Item 2, Schedule A sets forth the aggregate number of shares held by each person, the number of shares in which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or to direct the disposition.

                  (c) Neither ADM, nor to the knowledge of ADM, any person named on Schedule A annexed hereto, has effected any transactions of the type required to be reported in Item 5 of Schedule 13D, in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, during the sixty days prior to October 18, 2006.

                  (d) Except as described in this Schedule 13D, to the knowledge of ADM, no other shares of Common Stock are owned, beneficially or otherwise, by ADM or the persons or entities listed on Schedule A annexed hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between ADM and any other individual or entity. No other person is known by ADM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by ADM.

                  As of August 26, 2006, Andre' A. DiMino, the President, Chief Executive Officer, Chief Financial Officer and Chairman of ADM, and David Saloff, a director of ADM, entered into an amended and restated voting agreement (the "Voting Agreement") with the Company and several other shareholders of the Company. Pursuant to the Voting Agreement, Mr. DiMino has the right to vote the shares of Common Stock held by all of the shareholders party thereto (in addition to his own), representing, as of the date of filing of this Schedule 13D, an additional 1,308,125 shares of Common Stock (not including 219,700 shares underlying options held by such Reporting Persons that are exercisable within 60 days of the date hereof). The Voting Agreement, with respect to shares held by, and shares underlying options held by, Mr. Saloff and the other shareholders party thereto, other than Fifth Avenue Capital Partners, shall terminate upon the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock, and with respect to 65,000 shares of Common Stock, shall terminate upon the earlier to occur of (i) the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock and (ii) the purchase of such shares by Mr. Gluckstern pursuant to a share purchase right agreement (the "Share Purchase Right Agreement"), dated as of November 8, 2005, among Mr. DiMino, Mr. Saloff and certain other shareholders of the Company (discussed below). Mr. DiMino has the right to vote the 349,375 shares of Common Stock beneficially owned by Fifth Avenue Capital Partners indefinitely unless and until such right is terminated by Mr. DiMino and Fifth Avenue Capital Partners.

                  On November 8, 2005, each of Mr. DiMino, Mr. Saloff and certain other shareholders of the Company entered into the Share Purchase Right Agreement with Steven M. Gluckstern, the Company's Chairman of the Board, pursuant to which Mr. DiMino, Mr. Saloff and certain other shareholders of the Company granted Mr. Gluckstern the right to purchase up to 16,250, 30,875 and 34,125 shares of Common Stock, respectively, at an exercise price equal to $2.76 per share. These purchase rights are exercisable at any time and from time to time during the period from November 8, 2005 to November 8, 2010. During the term of the Share Purchase Right Agreement, none of the shareholders may transfer any of the shares subject thereto other than to a trust or other entity designed as an element of such shareholder's estate planning objectives; provided, that in the event of any such transfer, such shares so transferred remain subject to the Share Purchase Right Agreement and prior to any such transfer, the transferee execute an instrument agreeing to be bound by all of the terms and provisions of the Share Purchase Right Agreement.

                  A copy of each of the Voting Agreement and Share Purchase Right Agreement is filed herewith as Exhibit 1, and Exhibit 2, respectively.

                  The descriptions of the transactions and the agreements, instruments and documents set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements, instruments and documents governing such matters, each of which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7. Material to be Filed as Exhibits

         1. Amended and Restated Voting Agreement among the Company and Andre' A. DiMino, David Saloff, and certain other shareholders of the Company, dated as of August 26, 2006 (incorporated by reference to Exhibit 10.9 to Amendment No. 6 to the Company's Form SB-2 registration statement, filed with the Securities and Exchange Commission on September 14, 2006).

         2.       Share Purchase Right Agreement among Steven Gluckstern, Andre'
                  A. DiMino, David Saloff and the shareholders listed therein, dated November 8, 2005 (incorporated by reference to Exhibit
                  10.18 to Amendment No. 4 to the Company's Form SB-2 registration statement filed with the Securities and Exchange Commission on June 19, 2006).

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                          ADM TRONICS UNLIMITED, INC.

                                          By: /s/ Andre' DiMino
                                              ---------------------------------
                                          Name: Andre' DiMino
                                          Title: President and CEO

                                   SCHEDULE A
                                   ----------

            EXECUTIVE OFFICERS, DIRECTORS AND 10% SHAREHOLDERS OF ADM
                     AND INDIVIDUAL OWNERSHIP OF THE COMPANY

Capitalized terms used but not defined in this Schedule A have the meanings ascribed to them in the Schedule 13D to which this Schedule A is attached.


-----------------------------------------------------------------------------------------------------------------------------------
                                         Sole          Shared                                         Aggregate     Percentage of
                                      Dispositive    Dispositive    Sole Voting        Shared        Beneficial      Outstanding
          Name and Title                 Power          Power          Power        Voting Power      Ownership        Shares
-----------------------------------------------------------------------------------------------------------------------------------
Andre' A. DiMino (1)(2)
c/o ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647                   355,875(3)          0        1,664,000(3)(4)         0       1,664,000(3)(4)      17.6%
-----------------------------------------------------------------------------------------------------------------------------------
Vincent DiMino (1)(5)
c/o ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647                    11,700(6)          0          11,700(6)            0          11,700 (6)     Less than 1%
-----------------------------------------------------------------------------------------------------------------------------------
David Saloff (1) (7)
c/o ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647                   567,125(8)          0              0            567,125(8)     567,125(8)         6.0%
-----------------------------------------------------------------------------------------------------------------------------------


(1) Each of Andre' DiMino, Vincent DiMino and David Saloff is a citizen of the United States.

(2) Mr. DiMino is employed by the Company as its Co-Chief Executive Officer and serves as Vice Chairman of the Company. Mr. DiMino is also employed by ADM as its President, Chief Executive Officer and Chief Financial Officer and serves as a director of ADM. The address of each of the Company and ADM is 224-S Pegasus Avenue, Northvale, NJ 07647.

(3) Includes (i) 169,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D, (ii) 112,125 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 16,250 shares of Common Stock subject to the Share Purchase Right Agreement pursuant to which Mr. Gluckstern has the right to purchase such shares subject to the terms and conditions set forth therein.

(4) Includes shares of Common Stock which are subject to the Voting Agreement pursuant to which Mr. DiMino has the right to vote such shares, and does not include shares underlying options held by such other Reporting Persons subject to the Voting Agreement. The Voting Agreement, with respect to shares held by, and shares underlying options held by, the other Reporting Persons, other than Fifth Avenue Capital Partners, shall terminate upon the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock, and with respect to 65,000 shares of Common Stock, shall terminate upon the earlier to occur of (i) the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock and (ii) the purchase of such shares by Mr. Gluckstern pursuant to a Share Purchase Right Agreement. Mr. DiMino has the right to vote the 349,375 shares of Common Stock beneficially owned by Fifth Avenue Capital Partners indefinitely unless and until such right is terminated by Mr. DiMino and Fifth Avenue Capital Partners.

(5) Mr. Vincent DiMino is employed as Vice President of Production of ADM. Mr. Vincent DiMino also serves as a director of ADM. ADM's address is 224-S Pegasus Avenue, Northvale, NJ 07647.

(6) Includes 11,700 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D.

(7) Mr. Saloff is employed by the Company as its President and Co-Chief Executive Officer and serves as a director of each of the Company and ADM. The address of the Company is 224-S Pegasus Avenue, Northvale, NJ 07647.

(8) Includes (i) 169,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D, (ii) 211,575 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 30,875 shares subject to the Share Purchase Right Agreement. All shares are subject to the Voting Agreement. See Footnote 4.